Exhibit 99.5

SUPPLEMENTAL FINANCIAL INFORMATION

EIGHT YEAR FINANCIAL HIGHLIGHTS
(In thousands of dollars, except earnings per share amounts)

	2003	2002	2001	2000	1999	1998	1997	1996

Gross premiums written	$ 2,636,822	$2,124,691	$ 1,065,262	$ 643,022	$ 508,595	$ 409,200	$210,795	$140,610
Net premiums earned	2,381,984	1,737,754	872,830	539,969	445,557	314,651	174,462	107,679
Underwriting profit (loss)	(33,922)	2,612	7,637	(5,280)	(11,458)	19,075	7,319	4,707
Investment income	78,369	64,855	52,553	44,576	37,798	30,959	15,660	8,271
Net realized gains	55,032	16,259	12,079	10,444	950	6,640	6,176	2,778
Net income	85,283	79,532	44,931	27,470	13,598	31,011	22,151	11,162
Shareholders' equity	704,959	612,925	536,842	272,713	242,042	250,065	213,248	86,634
Total Assets	3,630,436	2,984,434	1,778,744	1,173,926	1,071,710	1,012,776	511,229	248,233
Retained earnings	329,926	244,643	165,111	120,180	92,710	79,112	48,101	25,950

Key indicators
NPW to Statutory Surplus ratio	2.9	3.1	2.2	2.5	2.0	1.5	1.9	2.3
Interest Coverage ratio	5.2	7.6	7.1	4.9	2.8	3.5	N/A	N/A
Debt to Capitalization ratio	22%	28%	21%	35%	39%	46%	N/A	N/A

Claims ratio (%)
Company	74.3%	71.4%	70.6%	68.9%	68.4%	61.6%	65.3%	64.9%
Industry - Canadian	70.2%	74.1%	77.3%	74.4%	73.6%	73.7%	70.8%	72.1%

Expense ratio (%)
Company	27.1%	28.4%	28.5%	32.1%	34.2%	32.3%	30.5%	30.7%
Industry - Canadian	28.5%	31.7%	33.5%	33.8%	33.4%	33.8%	32.4%	31.9%

Combined ratio (%)
Company	101.4%	99.8%	99.1%	101.0%	102.6%	93.9%	958%	95.6%
Industry - Canadian	98.7%	105.8%	110.8%	108.2%	107.0%	107.5%	103.2%	104.0%

Return on equity (%)
Company	12.9%	13.8%	13.3%	10.7%	5.5%	13.4%	16.5%	21.4%
Industry - Canadian	11.3%	1.6%	2.14%	6.7%	6.4%	7.3%	13.1%	13.2%

Investment Yield (%)
Total return yield**	6.4%	6.1%	7.6%	10.8%	2.5%	7.5%	6.7%	10/4%
Total realized return	5.6%	4.9%	6.4%	7.5%	5.6%	8.0%	8.2%	8.3%

Shareholders' equity per share
At year end	$12.63	$12.56	$11.03	$8.01	$7.12	$6.96	$5.95	$3.26
Annual increase	0.6%	13.9%	37.7%	12.5%	2.3%	17.0%	82.5%	71.6%

Earnings per share
Basic	$1.63	$1.63	$1.21	$0.81	$0.38	$0.86	$0.74	$0.52
Diluted	$1.62	$1.61	$1.19	$0.80	$0.38	$0.86	$0.73	$0.49

Weighed average number of shares outstanding
Basic*	52,307	48,743	37,202	33,985	35,595	35,904	29,956	21,448
Diluted*	52,771	49,427	37,856	34,341	35,716	36,443	30,496	22,400

All financial information relating to the insurance industry for the years 1996 to 2002 was obtained from IAO Actuarial Consulting Services. Inc., The Quarterly Report, 2nd Quarter, 2003. Information for the 2003 year was obtained from the preliminary estimates published by the Insurance Bureau of Canada, Perspective, March, 2004.

*In thousands, after giving retroactive effect to the 3 for 1 share subdivision on November 10, 1995 and the two for one share subdivisions on October 10, 1996 and May 8, 1998.

**Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.